SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 26, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F

Form 20-F     X                                                         Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes  __                                                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes  __                                                No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes  __                                                No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated September 26, 2008, announcing its intention to file a Form 25 with the SEC on October 6, 2008.

Dassault Systèmes to file Form 25 with SEC pursuant to
previously disclosed Nasdaq voluntary delisting plans

DS intends to maintain its ADR program

Suresnes, France, September 26, 2008 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced its intention to file a Form 25 with the SEC on October 6, 2008.

As announced on July 31, 2008, the Board of Directors of Dassault Systèmes, at its meeting on July 29, 2008, approved the voluntary delisting of its American Depositary Shares (ADS) from Nasdaq and its voluntary deregistration with the U.S. Securities and Exchange Commission (SEC).

As a result, Dassault Systèmes intends to file a Form 25 with the SEC on October 6, 2008, to effect the delisting.  The delisting will be effective ten days after this filing.  Dassault Systèmes intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable following the effectiveness of the delisting from Nasdaq.  The deregistration will become effective 90 days after the filing of the Form 15F.  As a reminder, most of Dassault Systèmes' international and domestic investors currently trade Dassault Systèmes' shares on Euronext Paris.

Dassault Systèmes intends to maintain its American Depository Receipt (ADR) program, which will enable investors to retain their ADRs and facilitate trading on the U.S. Over-The-Counter (OTC) market.

Dassault Systèmes will continue to publish its quarterly, half-year and annual results in IFRS in French and in English, as well as other information for investors on its website (www.3ds.com) pursuant to applicable rules regarding financial communication. For convenience, DS will publish non-audited financial results in US GAAP for the third and fourth quarters of 2008.

Following the delisting of Dassault Systèmes’ ADS and deregistration, Dassault Systèmes’ shares will remain listed on Euronext Paris.

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About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Contacts :

Dassault Systèmes :
Valérie Agathon/Béatrix Martinez
+ 33 (0)1 40 99 69 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: September 26, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer